SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Weyerhaeuser Company

(Name of Subject Weyerhaeuser (issuer) and Filing Person (offeror))

Common Shares, Par Value $1.25 Per Share, of Weyerhaeuser Company

(Title of Class of Securities)

962166104

(CUSIP Number of Class of Securities)

and

Exchangeable Shares of Weyerhaeuser Company Limited

(Title of Class of Securities)

962171104

(CUSIP Number of Class of Securities)

Claire S. Grace

Assistant General Counsel and Corporate Secretary

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98063-9777

(253) 924-2345

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Richard Hall, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$2,357,700,000(a)	$252,274(b)

(a)	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $8.13, the average of the high and low sale prices of common shares of Domtar Inc. on the New York Stock Exchange on January 30, 2007 and (ii) 290,000,000, the estimate of the maximum number of shares of common stock of Domtar Corporation, par value $0.01 per share, that will be owned by the issuer pursuant to the transactions described in this Schedule TO and that are to be exchanged in the exchange offer or distributed as a pro rata dividend, in each case based on the assumption that no employees of Weyerhaeuser Company who become employees of Domtar Corporation elect to roll-over any of their Weyerhaeuser Company equity awards into Domtar Corporation equity awards. Because there is no trading market for common stock of Domtar Corporation, the value of common shares of Domtar Inc. on the New York Stock Exchange are believed to be the most appropriate measure of the value of the securities to be exchanged in the exchange offer for purposes of calculating the filing fee.

(b)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act, and reflects the product of (a) 0.000107 multiplied by (b) the transaction value calculated solely for purposes of calculating the filing fee pursuant to Rule 0-11.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$252,274	Filing Party:	Domtar Corporation
Form or Registration No.:	Forms S-4 and S-1 (333-140411)	Date Filed:	February 2, 2007

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Weyerhaeuser Company, a Washington corporation (“Weyerhaeuser”). This Schedule TO relates to the offer by Weyerhaeuser to exchange all shares of Domtar Corporation, a Delaware corporation (the “Company”), common stock, par value $0.01 per share (“Company common stock”), which are owned by Weyerhaeuser, for common shares of Weyerhaeuser, par value $1.25 per share (“Weyerhaeuser common shares”), and exchangeable shares of Weyerhaeuser Company Limited (“Weyerhaeuser exchangeable shares”), each of which is exchangeable for one Weyerhaeuser common share, that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer, upon the terms and subject to the conditions set forth in the Prospectus—Offer to Exchange, dated February 2, 2007 (the “Prospectus—Offer to Exchange”), the applicable Letters of Transmittal and the instructions thereto, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, the Company has filed under the Securities Act of 1933, as amended, a registration statement on Forms S-4 and S-1 (Registration No. 333-140411) (the “Registration Statement”) to register the shares of Company common stock and associated rights offered in exchange for, and to be distributed in any pro rata dividend in respect of, Weyerhaeuser common shares and Weyerhaeuser exchangeable shares in the Exchange Offer.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus—Offer to Exchange, the Letter of Transmittal for Weyerhaeuser common shares, the instructions to the Letter of Transmittal for Weyerhaeuser common shares, the Letter of Transmittal for Weyerhaeuser exchangeable shares, the Notice of Guaranteed Delivery for Weyerhaeuser common shares and the Notice of Guaranteed Delivery for Weyerhaeuser exchangeable shares, copies of which are attached hereto as exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii), (a)(1)(iv), (a)(1)(viii) and (a)(1)(ix), respectively, is hereby expressly incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 3.	Identity and Background of Filing Person

(a) Name and Address.

As required by General Instruction C to Schedule TO, the following table shows the directors, executive officers or controlling persons of Weyerhaeuser:

Name	Position	Number of Weyerhaeuser Common Shares (1)(2)(3)(4)	Weyerhaeuser Common Share Equivalents(5)
Lee T. Alford	Senior Vice President	94,661	9,920
Ernesta Ballard	Senior Vice President	18,595	1,439
Patricia M. Bedient	Senior Vice President	24,375	6,536
Srinivasan Chandrasekaran	Senior Vice President	22,109	—
Miles P. Drake	Senior Vice President	—	—
Daniel S. Fulton	President/WRECO	108,507	24,173
Thomas F. Gideon	Senior Vice President	26,945	3,922
Richard E. Hanson	Executive VP and Chief Operating Officer	220,381	18,217
Jeanne M. Hillman	Vice President and Chief Accounting Officer	14,092	—
Martha R. Ingram	Director	261,046	7,130
James R. Keller	Senior Vice President	107,042	8,941
John I. Kieckhefer	Director	4,461,798	25,046
Arnold G. Langbo	Director	200	7,437
Donald F. Mazankowski	Director	800	16,390
Sandy D. McDade	Senior VP and General Counsel	67,412	4,977
Susan M. Mersereau	Senior Vice President	49,367	—
Craig D. Neeser	Senior Vice President	18,599	—
Nicole W. Piasecki	Director	417,888	4,587
Edward P. Rogel	Senior Vice President	82,631	—
Steven R. Rogel	Chairman, President and Chief Executive Officer	1,098,976	78,584
Richard H. Sinkfield	Director	500	9,939
D. Michael Steuert	Director	—	2,454
James N. Sullivan	Director	1,000	16,114
Richard J. Taggart	Executive VP and Chief Financial Officer	132,331	15,840
Kim Williams	Director	—	1,049
Charles R. Williamson	Director	—	4,908

(1)	As of January 22, 2007.
(2)	Includes the number of Weyerhaeuser common shares that could be acquired within 60 days after January 22, 2007 pursuant to outstanding stock options, as follows: Mr. Alford, 90,600; Ms. Ballard, 18,250; Ms. Bedient, 23,850; Mr. Chandrasekaran, 20,475; Mr. Fulton, 107,975; Mr. Gideon, 24,650; Mr. Hanson, 213,650; Ms. Hillman, 11,215; Mr. Keller, 95,874; Mr. McDade, 66,090; Ms. Mersereau, 43,500; Mr. Neeser, 16,710; Mr. E. Rogel, 75,350; Mr. S. Rogel, 1,095,000 and Mr. Taggart, 127,892 Weyerhaeuser common shares, and of the executive officers as a group, 2,031,081 Weyerhaeuser common shares.
(3)	Includes Weyerhaeuser common shares for which certain of the directors and nominees share voting and dispositive powers with one or more other persons as follows: Mr. Kieckhefer, 3,630,527 Weyerhaeuser common shares; and Ms. Piasecki, 393,011 Weyerhaeuser common shares.
(4)	Beneficial ownership of some of the Weyerhaeuser common shares is disclaimed by certain of the individuals listed as follows: Mr. Kieckhefer, 3,970,969 shares; Ms. Piasecki, 398,605 Weyerhaeuser common shares and of the executive officers as a group 278 shares.
(5)	Weyerhaeuser Common share equivalents held as of December 31, 2006 under the Fee Deferral Plan for Directors or under the Incentive Compensation Plan for Executive Officers.

The address of each director and executive officer listed above is c/o Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98063-9777, and each such person’s telephone number is (253) 924-2345.

None of the individuals listed on the table above own Weyerhaeuser exchangeable shares.

Item 4.	Terms of the Transaction

(b) Purchases.

Any securities to be accepted for exchange from any officer, director or affiliate of Weyerhaeuser will be on the same terms and conditions as any other acceptances of securities for exchange from a shareholder pursuant to the Exchange Offer.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired.

Securities acquired in the Exchange Offer will be retired.

(c) Plans.

On January 18, 2007, Weyerhaeuser announced the election of Debra A. Cafaro to its board of directors effective February 15, 2007.

Item 8.	Interest in Securities of the Subject Company

(b) Securities Transactions.

Based on the information available to Weyerhaeuser as of February 1, 2007, other than with respect to Weyerhaeuser employee benefit plans, the following table sets forth the transactions in Weyerhaeuser common shares and Weyerhaeuser exchangeable shares by directors and executive officers of Weyerhaeuser in the past 60 days:

Name	Date	Number of Weyerhaeuser Common Shares	Price Per Share	Type of Transaction

James R. Keller[1]	December 5, 2006	Acquired 16,000 Directly	$53.75	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3

		Acquired 9,200 Directly	$51.0938	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3

		Acquired 3,430 Directly	$56.7812	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3

		Disposed of 28,630 Directly	$67.90	Open market or private sale of non-derivative or derivative security effected pursuant to a Rule 10b5-1 trading plan adopted on September 22, 2006

		10,292 Weyerhaeuser Common Shares Beneficially Owned Indirectly Following Transaction(s) Through Benefit Plans		By 401(k) Plan and Profit-Sharing Plans

Thomas F. Gideon[1]	December 15, 2006	Acquired 1,125 Directly	$49.605	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3

		Acquired 1,000 Directly	$54.695	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3

		Disposed of 1,000 Directly	$75.00	Open market or private sale of non-derivative or derivative security effected pursuant to a Rule 10b5-1 trading plan adopted on September 8, 2006

		Disposed of 1,125 Directly	$73.75	Open market or private sale of non-derivative or derivative security effected pursuant to a Rule 10b5-1 trading plan adopted on September 8, 2006

		25 Weyerhaeuser Common Shares Beneficially Owned Indirectly Following Transaction(s) Through Benefit Plans		By Spouse

		2,274 Weyerhaeuser Common Shares Beneficially Owned Indirectly Following Transaction(s) Through Benefit Plans		By 401(k) Plan and Profit-Sharing Plans

Sandy D. McDade[1]	December 15, 2006	Acquired 1,800 Directly	$53.0312	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3

		Disposed of 1,800 Directly	$75.00	Open market or private sale of non-derivative or derivative security

		1,326 Securities Beneficially Owned Indirectly Following Transaction(s) Through Benefit Plans		By 401(k) Plan and Profit-Sharing Plans

James R. Keller[1]	December 15, 2006	Acquired 20,500 Directly	$52.705	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3

		Acquired 20,000 Directly	$53.0312	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3

		Disposed of 40,500 Directly	$74.00	Open market or private sale of non-derivative or derivative security effected pursuant to a Rule 10b5-1 trading plan adopted on September 22, 2006

		11,203 Weyerhaeuser Common Shares Beneficially Owned Indirectly Following Transaction(s) Through Benefit Plans		By 401(k) Plan and Profit-Sharing Plans

Daniel S. Fulton[1]	December 15, 2006	Acquired 15,200 Directly	$53.75	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3

		Acquired 10,000 Directly	$52.705	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3

		Acquired 10,000 Directly	$53.0312	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3

		Disposed of 10,000 Directly	$74.00	Open market or private sale of non-derivative or derivative security effected pursuant to a Rule 10b5-1 trading plan adopted on November 1, 2006

		Disposed of 25,200 Directly	$73.75	Open market or private sale of non-derivative or derivative security effected pursuant to a Rule 10b5-1 trading plan adopted on November 1, 2006

		272 Weyerhaeuser Common Shares Beneficially Owned Indirectly Following Transaction(s) Through Benefit Plans		By custodian for children

		261 Weyerhaeuser Common Shares Beneficially Owned Indirectly Following Transaction(s) Through Benefit Plans		By 401(k) Plan

Nicole Weyerhaeuser Piasecki	December 20, 2006	Acquired 340 Directly	$70.18	Bona fide gift

		Acquired 340 Indirectly		Acquired by Spouse

Susan M. Mersereau	January 29, 2007	Acquired 6,750 Directly	$49.605	Exercise of conversion of derivative security exempted pursuant to Rule 16b-3

		Disposed of 6,750 Directly	$76	Open market or private sale of non-derivative or derivative security effected pursuant to a Rule 10b5-1 trading plan adopted on November 1, 2006

		5,867 Weyerhaeuser Common Shares Beneficially Owned Indirectly Following Transaction(s) Through Benefit Plans		By 401(k) Plan and Profit-Sharing Plans

(1)	The securities were acquired through the exercise of employee stock options.

Item 10.	Financial Statements

(a) Financial Information.

The information for the fiscal years ended December 31, 2005 and 2004 set forth under “Item 8. Financial Statements and Supplementary Data” in Weyerhaeuser’s Annual Report on Form 10-K, as filed with the SEC on February 22, 2006, is incorporated herein by reference. The information for the thirteen and thirty-nine weeks ended September 24, 2006 and September 25, 2005 set forth under “Item 1. Financial Statements” in Weyerhaeuser’s Quarterly Report on Form 10-Q, as filed with the SEC on November 3, 2006, is incorporated herein by reference. The information set forth in the Prospectus—Offer to Exchange in the sections entitled “Summary—Summary Historical Combined Financial Data of Weyerhaeuser,” “Selected Historical Financial Data of Weyerhaeuser” and “Unaudited Pro Forma Condensed Combined Financial Information of Weyerhaeuser” is incorporated herein by reference. The information set forth in Weyerhaeuser’s Report on Form 8-K furnished to the SEC on January 22, 2007 is incorporated herein by reference. The reports and other information filed by Weyerhaeuser with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room, at 100 F Street, N.E., Washington, D.C. 20549.

(b) Pro Forma Information.

The information in the Prospectus—Offer to Exchange in the sections entitled “Summary—Summary Unaudited Condensed Combined Pro Forma Financial Data and Pro Forma Per Share Data of Weyerhaeuser” and “Unaudited Pro Forma Condensed Combined Financial Information of Weyerhaeuser” is incorporated herein by reference in answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO.

Item 12.	Exhibits

Exhibit No.	Description
(a)(1)(i)	Prospectus—Offer to Exchange, dated February 2, 2007 (incorporated by reference to the Registration Statement).
(a)(1)(ii)	Letter of Transmittal for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.1 of the Registration Statement).
(a)(1)(iii)	Instructions to the Letter of Transmittal for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.2 of the Registration Statement).
(a)(1)(iv)	Letter of Transmittal for Weyerhaeuser exchangeable shares (incorporated by reference to Exhibit 99.3 of the Registration Statement).
(a)(1)(v)	Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 of the Registration Statement).
(a)(1)(vi)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.5 of the Registration Statement).
(a)(1)(vii)	Guidelines for certification of taxpayer identification number on substitute form W-9 (incorporated by reference to Exhibit 99.6 of the Registration Statement).
(a)(1)(viii)	Notice of Guaranteed Delivery for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.7 of the Registration Statement).
(a)(1)(ix)	Notice of Guaranteed Delivery for Weyerhaeuser exchangeable shares (incorporated by reference to Exhibit 99.8 of the Registration Statement).
(a)(1)(x)	Notice of Withdrawal for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.9 of the Registration Statement).
(a)(1)(xi)	Notice of Withdrawal for Weyerhaeuser exchangeable shares (incorporated by reference to Exhibit 99.10 of the Registration Statement).
(a)(1)(xii)	Supplement to the Prospectus—Offer to Exchange to be delivered to Canadian resident holders of Weyerhaeuser shares (incorporated by reference to Exhibit 99.11 of the Registration Statement).
(a)(i)(xiii)	French translation of certain portions of the Canadian Bid Circular (incorporated by reference to Exhibit 99.12 of the Registration Statement).
(a)(1)(xiv)	Press release dated February 2, 2007 (incorporated by reference to Weyerhaeuser Company’s Form 8-K furnished to the Securities and Exchange Commission on February 2, 2007).
(a)(2)	None.
(a)(3)	None.
(a)(4)	Prospectus—Offer to Exchange, dated February 2, 2007 (incorporated by reference to the Registration Statement).
(a)(5)	None.
(b)	None.
(d)	None.
(g)	None.
(h)	Opinion of Cravath, Swaine & Moore LLP regarding tax matters (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13.	Information required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEYERHAEUSER COMPANY

By:	/s/ Jeffrey W. Nitta
Name:	Jeffrey W. Nitta
Title:	Vice President and Treasurer

Dated: February 2, 2007